SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
02/03/2020


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed January 21, 2020. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Secretary from Phillip Goldstein.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 21, 2019, there were 12,424,467 shares of common stock outstanding as of June 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor.
As of January 31, 2020 Bulldog Investors, LLC is deemed to be the beneficial owner of 595,428 shares of DNI (representing 4.79% of DNI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 595,428 shares of DNI include 8,692 shares (representing 0.07% of DNI's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 595,428 shares of DNI beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 586,736 shares (representing 4.72% of DNI's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 8,692 shares. Bulldog Investors, LLC has shared power to dispose of and vote 586,736 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DNI's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein and Dakos are members of Bulldog Investors, LLC.


c) Since the last filing on 1/17/20 no shares of DNI were traded.


d) Clients of Bulldog Investors, LLC and Mr.Goldstein are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/03/2020

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:


			  Phillip Goldstein
             60 Heritage Drive, Pleasantville, NY 10570
         (914) 747-5262 // pgoldstein@bulldoginvestors.com

						   February 3, 2020

Dividend and Income Fund
11 Hanover Square, 12th Floor
New York, New York 10005

Attn: Russell Kamerman, Secretary

Dear Mr. Kamerman:

I beneficially own 8,692 shares of Dividend and Income Fund (the "Fund"), which were purchased from time to time beginning on March 6, 2019, of which 100 shares are registered book shares and the balance held in street name at Schwab and Pershing. Bulldog Investors, LLC, an investment adviser of which I am a Managing Member, and its affiliated persons, beneficially own a total of approximately 4.8% of the Fund's shares.

Pursuant to Article II, Section 12(a) of the Fund's Bylaws, I hereby give notice that I intend to nominate Matthew Crouse for Trustee and present one proposal at the Fund's 2020 annual meeting of stockholders. Mr. Crouse is not an interested person of the Fund, has no arrangements or understandings with any person, and there is no relationship between him and any affiliated person of the Fund, its investment manager, or any other fund with the same investment manager. Currently, Mr. Crouse does not own any shares of the Fund. His bio is as follows:

   Matthew S. Crouse, CFA, MBA, PhD (Age 48); 3696 E. Lois Lane, Salt
   Lake City, UT 84124; Mr. Crouse has been an adjunct professor of finance in the M.B.A. program at Westminster College in Salt Lake City, Utah since 2015. He received the 2016-2017 Gore School of Business Adjunct Faculty of the Year Award. Mr. Crouse's research interests involve closed-end mutual funds and exchange-traded funds (ETFs) and in 2019 an article he wrote on leveraged ETFs was published in the Journal of Index Investing.

   From 2003 to 2018, Mr. Crouse worked as a portfolio manager at Western Investment LLC, a private investment firm that specializes in closed-end mutual funds. From 2002 to 2003, he worked as manager of market risk at Duke Energy Corporation (NYSE:DUK) an electric power holding company, and from 2001 to 2002, he served as director of research at New Power Holdings Inc., a provider of electricity and natural gas to residential and small commercial customers in the United States.

   Mr. Crouse earned a BS in Electrical Engineering (magna cum laude) in 1993 and a PhD in Electrical Engineering in 1999, both from Rice University. He earned an MS in Electrical Engineering from the University of Illinois in 1995 and an MBA in Finance from the University of Houston in 2003. Matt has been a CFA charterholder since 2005 and is a member of the CFA Society of Salt Lake City. Mr. Crouse would likely be deemed to be an "audit committee financial expert" as such term is defined in the Sarbanes-Oxley Act of 2002. Mr. Crouse does not serve, and within the past three years has not served, as trustee or officer of any closed-end investment company.

The non-binding proposal I intend to present is as follows:

   The Fund should seek guidance from the Staff of the Division of Investment Management of the SEC (the "Staff") as to whether its 4.99% share ownership limitation violates the Investment Company Act of 1940 (the "Act").

The purpose of this proposal is to determine if the Staff believes that the Fund's 4.99% share ownership limitation violates the Act.*

Please advise me as soon as possible if you have any questions or concerns. Thank you for your prompt attention to this matter.

					       Sincerely yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein

___________________

* In Boulder Total Return Fund, SEC Response to Request for Interpretive Guidance, No. 811-07390 (Nov. 15, 2010), the Staff stated that "if [a registered investment company] opts into the [Maryland Control Share Acquisition Act (the 'MCSAA')], its actions would be inconsistent with the wording of, and purposes underlying, Section 18(i) [of the Act]."
  The MCSSA limits the voting rights of a shareholder who exceeds certain ownership limitations. The Fund's 4.99% share ownership limitation "provides that any Acquisition attempted to be made in violation of the 4.99% Share Limitations will be null and void ab initio to the fullest extent permitted by law." Given the similar purpose and effect of the Fund's 4.99% share ownership limitation to that of the MCSSA, it is not obvious that the Fund's 4.99% share ownership limitation is consistent with the wording of, and purposes underlying, Section 18(i) of the Act.